Amendment
to the Investment Sub-Advisory Agreement Among
Jackson National Asset Management, LLC,
The Boston Company Asset Management LLC, and
Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), The Boston Company Asset Management LLC, a Massachusetts limited liability company and registered investment adviser (“Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. “Management.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph p) in Section 3. “Management.” under the heading entitled: “The Sub-Adviser further agrees that it:”

p)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser’s duties under this Agreement. The Sub-Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser’s general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 21 day of December, 2016, effective December 14, 2016.

Jackson National Asset Management, LLC		The Boston Company Asset Management LLC
By:	/s/ Mark D. Nerud	By:	/s/ Bart Grenier
Name:	Mark D. Nerud	Name:	Bart Grenier
Title:	President and CEO	Title	Chairman, CEO & CIO

Jackson Variable Series Trust
By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary